POWER HERO CORP.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Power Hero Corp
La Verne, California

Opinion

We have audited the financial statements of Power Hero Corp, which comprise the balance sheet as of December 31, 2025, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Power Hero Corp as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Power Hero Corp and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Power Hero Corp's ability to continue as a going concern for period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Power Hero Corp's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Power Hero Corp's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 20, 2026
Calabasas, California

POWER HERO CORP.
BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

		2025		2024
ASSETS				
Current Assets				
Cash	$	127,454	$	48,766
Total current assets		**127,454**		**48,766**
Property and equipment, net		3,279		3,557
Intangible assets, net		379,278		321,440
Prepaid expense and other asset		5,000		-
TOTAL ASSETS		**515,011**		**373,763**
LIABILITIES AND SHAREHOLDER EQUITY				
Current Liabilities				
Accounts payable		165,489		137,037
Due to related parties, current		43,250		365,992
Total current liabilities		**208,739**		**503,029**
Due to related parties, non current		255,242		-
Simple Agreements for Future Equity (SAFE)		63,290		213,719
Total non-current liabilities		**318,532**		**213,719**
Total liabilities		**527,272**		**716,748**
Shareholders' Equity				
Common stock		19		17
Additional paid-in capital		2,844,835		1,940,267
Retained earnings		(2,857,115)		(2,283,269)
Total shareholders' equity		**(12,261)**		**(342,985)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**515,011**		**373,763**

See accompanying notes to the financial statements

For the year ended December 31,	2025	2024
Revenues, net	$ -	$ -
Cost of revenues, net	-	-
Gross profit	-	-
Operating Expenses		
General and administrative	391,162	314,307
Sales and marketing	58,453	90,954
Research and development	100,889	79,380
Total operating expenses	550,503	484,641
Loss from operations	**(550,503)**	**(484,641)**
Other income (expense)		
Change in fair value of SAFE liabilities	23,341	56,113
Interest expense	-	-
Total other income (expense)	23,341	56,113
Net loss before taxes	**(573,844)**	**(540,754)**
Provision for income taxes	-	-
Net loss	**$ (573,844)**	**$ (540,754)**
Weighted average common stock outstanding - basic and dilute	18,848,100	17,316,660
Net loss per share - basic and diluted	$ (0.03)	$ (0.03)

See accompanying notes to the financial statements

POWER HERO CORP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock		Treasury Stock		Additional		
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Deficit	Total Equity
Balance at December 31, 2023	**17,029,813**	**17**	**27,600**	**-**	**1,619,993**	**(1,742,515)**	**(122,505)**
Common stock issued for cash	32,235	-	-	-	22,050	-	22,050
Common stock issued for cash - Reg CF, net of issuance cost	205,812	-	-	-	189,087	-	189,087
Stock-based compensation	21,200	-	-	-	109,137	-	109,137
Net loss	-	-	-	-		(540,757)	(540,757)
Balance at December 31, 2024	**17,289,060**	**17**	**27,600**	**-**	**1,940,267**	**(2,283,269)**	**(342,985)**
Common stock issued for cash - Reg CF, net of issuance cost	879,014	1	-	-	512,906	-	512,907
Conversion of SAFE to equity	654,729	1	-	-	173,769	-	173,770
Stock-based compensation	-	-	-	-	217,893	-	217,893
Net loss	-	-	-	-	-	(573,846)	(573,846)
Balance at December 31, 2025	**18,822,803**	**19**	**27,600**	**-**	**2,844,835**	**(2,857,115)**	**(12,261)**

See accompanying notes to the financial statements

S

		2025		2024
Cash flows from operating activities				
Net loss	$	(573,844)	$	(540,754)
Adjustments to reconcile net loss to net cash used in operating activities				
Depreciation		3,264		1,278
Amortization		38,094		8,943
Stock-based compensation		217,893		109,137
Change in fair value of SAFE liabilities		23,340		56,113
Change in operating liabilities				
Increase in accounts payable		28,452		4,827
Increase in prepaid expense and other asset		(5,000)		-
Net cash used in operating activities		**(267,801)**		**(360,456)**
Cash flows from investing activities				
Purchase of property and equipment		(2,986)		-
Purchase of intangible assets		(95,932)		(60,300)
Net cash used in investing activities		**(98,917)**		**(60,300)**
Cash flows from financing activities				
Increase / (decrease) in due to related parties		(67,500)		151,339
Common stock issued for cash		512,906		211,137
Net cash provided by financing activities		**445,407**		**362,476**
Net change in cash		**78,688**		**(58,280)**
Cash - beginning of year		48,766		107,046
Cash - end of year	**$**	**127,454**	**$**	**48,766**
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	**$**	-	**$**	-
Supplemental Disclosure of Non-Cash Financing Activities				
Converstion of SAFE agreements to common stock	$	173,769	$	-
Stock issued for services rendered	$	-	$	11,600

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Power Hero Corp. (the "Company") was incorporated on January 6, 2017, in the state of Delaware. The Company plans to operate as a provider of EV charging solutions which includes a peer-to-peer ("P2P') network and marketplace that allows users to charge electric vehicles and other mobile devices on the go.

As of December 31, 2025, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include useful lives of and impairment valuations of computer equipment and intangible assets, deferred income tax assets, fair value of debt and equity instruments, including share-based compensation and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are made.

Management makes estimates that affect certain accounts including key personnel costs, and useful lives on intellectual property and computer equipment. Any adjustments applied to estimates are recognized in the period in which such adjustments are made.

Concentration of Credit Risk

The Company is subject to concentration of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment. Computer equipment is recorded at cost, less accumulated depreciation. The Company depreciates computer equipment using the straight-line method based on its estimated useful life of 5 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2025, the management determined no impairment on the Company's computer equipment.

Intangible Asset - Patents

Patents are initially measured at the legal costs incurred in the filing process. Patents are recorded at cost, less accumulated amortization. The Company's patents include pending patents and issued patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining issued patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to fifteen patent applications as of December 31, 2025, for which the filing process has already begun. However, the issuance of these patents has not yet been made by the United States Patent and Trademark Office ("USPTO") or other applicable patent offices. No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial. Pending patents consist of fees paid to apply for several patents.

As of December 31, 2025, the Company has twelve patents approved by the USPTO, four patents approved by the Australian Government's patent agency, IP Australia, two patents approved by Canadian Intellectual Property Office (CIPO), and one Intellectual Property Office of Singapore (IPOS)

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025.

Derivative Liability

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid

instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under ASC 815, Derivatives and Hedging.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company determined that the SAFE agreements are debt. Given the potential cash settlement upon a liquidity event, and the variable number of equities share issuable upon settlement due to the valuation cap provisions, the Company classified the SAFE notes as a liability at their fair value. The SAFE notes were remeasured to fair value each reporting period.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

Income Taxes

Power Hero Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect

for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to the issuance of equity securities including common stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities. The company expenses these costs as incurred.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of services is the sole performance obligation in its contracts with customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract and

5) Recognize revenue as the performance obligation is satisfied.

For the year ended December 31, 2025 the Company has not earned any revenue.

Research and development

Research and development costs are expensed as incurred.

Advertising

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the years ended December 31, 2025 and 2024 is $57,754 and $67,988, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities, such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, and approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

With the exception of the Simple Agreement for Future Equity ("SAFE") liabilities, the carrying values of the Company's assets and liabilities approximate their fair values, primarily due to their short-term nature.

SAFE liabilities are marked to market each reporting period using level 3 inputs. The fair value of the SAFE liability as of December 31, 2025 and 2024, was determined based on a probability-weighted model with 3 possible outcomes considered to include: 1) equity financing of preferred stock; 2) a liquidity event; or 3) dissolution. Refer to Note 6 for more information about the SAFE liability. Changes in Level 3 financial liability measured at fair value for the years ended December 31, 2025 and 2024 are as follows:

Balance December 31, 2023	**$ 157,606**
Change in fair value of SAFE agreements	56,113
Balance December 31, 2024	**213,719**
Fair Value of converted SAFE Agreements	**(173,770)**
Change in fair value of SAFE agreements	23,341
Balance at December 31, 2025	**$ 63,290**

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relating to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2026, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025, consisted of:

As of December 31,	2025	2024
Computers	$ 9,099	$ 6,113
Accumulated Depreciation	(5,820)	(2,556)
Property and equipment, net	**$ 3,279**	**$ 3,557**

Depreciation expense for the year ended December 31, 2025 and 2024 were $3,264 and $1,278, respectively.

4. INTANGIBLE ASSETS – PATENTS

Patents as of December 31, 2025 was as follows:

	2025	2024
Licensed	52,901	$ 207,681
IP Purchase	26,869	
Pattents issued and pending	353,278	129,435
Intangible assets, at cost	**433,048**	**337,116**
Accumulated amortization	(53,770)	(15,676)
Intangible assets, net	**379,278**	**$ 321,440**

Amortization expenses for the year ended December 31, 2025 and 2024 were $38,094 and $8,943, respectively.

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties in the normal course of business. Related parties include executive officers and shareholders of the Company.

As of December 31, 2025, the Company had accrued total deferred compensation balances due to certain executive officers totaling $298,492. Of this amount, $255,242 was due to the Executive Chairman and the remaining balance of $43,250 is due to the Chief Marketing Officer ("CMO"). These amounts are unsecured, non-interest bearing and payable to shareholders. Deferred compensation of the Executive Chairman were considered long-term liabilities as the Executive Chairman represents that these liabilities will not be called for repayment until such time as the Company has sufficient cash flow.

6. SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

In 2019 to 2020, the Company entered into a series of SAFE agreements for a total amount of $332,687, (in aggregate the "Purchase Amount"). The SAFEs do not accrue a dividend and are nonvoting. The SAFE agreements are unsecured obligations.

In the event of preferred equity financing before the termination of the SAFEs, the SAFEs automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. The discount price is the lower of: (a) the price per share of the standard preferred stock sold in the preferred equity financing multiplied by the discount rate or (b) the price per share of the standard preferred stock multiplied by a rate determined by dividing the valuation cap.

In the event of liquidation before the termination of the SAFEs, the investor may either: (i) opt to receive a cash payment equal to the Purchase Amount; or (ii) automatically receive a number of shares of common stock equal to the Purchase Amount divided by the liquidity price. A liquidity event is defined as a change of control or an initial public offering while a liquidity price is the price per share equal to the fair market value of the common stock at the time of the liquidity event multiplied by the discount rate. If there are not enough funds to pay the holders of SAFE agreements in full, then all the Company's available funds will be distributed with

equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In the event of dissolution before the termination of the SAFEs, the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. This event is defined as (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, excluding a liquidity event, whether voluntary or involuntary. The Purchase Amount will be paid prior to and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

On December 3, 2025, SAFEs under Eric McWilliams and on behalf of McWilliams Collective/Collective Innovations SAFE Security were converted into common shares. The total amount of original SAFE amounting to $246,892 was converted into 654,729 common shares with a par value of $0.00001 per share.

As of December 31, 2025 and 2024, the details of outstanding SAFE obligations are as follows:

Discount	Valuation Cap	Purchase Amount		Fair Value	
		12/31/2025	12/31/2024	12/31/2025	12/31/2024
90%	$ 6,000,000	$ -	$ 171,892	$ -	$ 106,091
80%	5,000,000	86,580	160,795	63,290	107,628
		$ 86,580	$ 332,687	$ 63,290	$ 213,719

7. STOCK OPTIONS

The Company accounts for stock-based compensation under the provisions of Topic 718, Stock-Based Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period in line with the options vesting. The Company does not have a stock-based employee compensation plan in place as of the date of this report and issues options at the approval of the board on a case-by-case basis, which raises various potential regulatory and tax issues that could significantly impact the Company and/or its option recipients. Therefore, there are various risks and uncertainties associated with the Company's stock options.

Stock options are granted to certain employees and contractors of the Company from time to time. As of December 31, 2025, stock options of 3,037,008 were issued and outstanding under the approval of the board and vested stock options were 1,696,228.

The Company's stock options typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

A summary of options activities for the years ended December 31, 2025, and 2024 is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2023	**1,631,508**	**$ 0.16**	**6.14**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(37,500)	(0)	(4.80)
Outstanding at December 31, 2024	**1,594,008**	**$ 0.16**	**6.21**
Excercisable at December 31, 2024	**1,416,405**	**$ 0.15**	**5.72**
Granted	1,443,000	0.32	7.14
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2025	**3,037,008**	**$ 0.32**	**7.14**
Excercisable at December 31, 2025	**1,696,228**	**$ 0.32**	**7.14**

As of December 31,	2025
Intrinsic value of options outstanding at year-end	2,061,620.46
Weighted average duration (years) to expiration of outstanding opttions at year-end	$ 7.14
Weighted average duration (years) to expiration of exercisable options at year-end	7.14

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes Option Pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent, actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2025:

As of Year Ended December 31,	2025	2024
Expected life (years)	10.00	10.00
Risk-free interest rate	3.90%	4.58%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

Stock-based compensation expenses during the years ended December 31, 2025 and 2024 were $217,893 and $109,137, respectively.

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Capital Structure

Under the original articles of incorporation under the Company's original name "Ijuze Corp", the Company was authorized to issue 10,000,000 shares of common stock at $0.000001 par value. In January 2018, the Company changed its name to Power Hero Corp. In March 2018, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 20,000,000 shares of common stock at $0.000001 par value and subjected all outstanding common stock to a 2-for-1 stock split. In January 2023, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 44,000,000 at $0.000001 par value and subjected all outstanding common stock to a 3-for-1 stock split. All outstanding shares disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock splits.

Common Stock

As of December 31, 2025 and 2024, the Company had 18,822,803 and 17,289,060 issued and outstanding shares of common stock.

In 2025, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, which raised $296,754 and $291,130 in gross proceeds through the issuance of 296,754 and 582,260 shares of common stock at a price of $1.00 and $0.50 per share, respectively. The Company incurred offering costs of $72,213 with this offering. Offering costs also include issuance of 265 shares as compensation to the crowdfunding platform valued at $1 per share.

Treasury Stock

In 2019, the Company issued 42,000 shares of common stock to a contractor in exchange for service. In the same year, the Company re-acquired the 42,000 shares of common stock since the contractor failed to deliver the agreed service. In 2022, the Company re-issued 14,400 shares of treasury stock in exchange for service valued at $4,800. 27,600 shares of treasury stock were held as of December 31, 2025.

Conversion of SAFE to Common shares

On December 3, 2025, a SAFE instrument originally convertible into preferred stock was converted into common stock by mutual agreement of Esmond Goei, Executive Chairman and Eric McWilliams, SAFE holder. The SAFE had a principal amount of $246,892 and converted to 654,729 common shares, which was

reclassified from liability to common stock and additional paid-in capital. The conversion did not result in any gain or loss to the Company.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, consists of the following:

For the year ended December 31,	2025	2024
Provision for income taxes	$ (92,338)	$ (123,596.9)
Valuation allowance	92,338	123,597
Net provision for income taxes	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025 are as follows:

As of December 31,	2025	2024
Deferred tax asset	$ (465,976)	$ (373,639)
Valuation allowance	465,976	373,639
Net deferred tax asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2025 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025 the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 20, 2026, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has not generated revenues or profits since inception, has sustained net losses of $573,844 for the year ended December 31, 2025 and has incurred negative cash flows of $267,801 from operations for the years ended December 31, 2025. As of December 31, 2025, the Company had an accumulated deficit of $2,857,115 and a working capital deficit of $81,285. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. The Company's President and Founder confirms his commitment to provide additional investment as reasonably necessary to support the Company's continued operations.

There can be no assurance that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.